Exhibit 99.3

America’s Patriotic Beer - American Rebel Light - Takes Center Stage at NHRA Brainerd International Raceway’s Biggest Fan Party in The Zoo with ‘Battle for the Rebel Axe” and CEO Andy Ross Live in Concert

American Rebel Light Beer - Title Sponsorship of Friday Night Qualifying and Full-Throttle Rebel Light Fan Activation Throughout the Weekend

American Rebel Light Beer - Primary Race Sponsors of Tony Stewart and Matt Hagan

Nashville, TN, Aug. 14, 2025 (GLOBE NEWSWIRE) — American Rebel Light Beer ( www.americanrebelbeer.com ) and American Rebel Beverages, a division of American Rebel Holdings, Inc. (NASDAQ: AREB) ( www.americanrebel.com ), proudly announce their role as the official beer sponsor of the 43rd annual Lucas Oil NHRA Nationals at Brainerd International Raceway. For more than four decades, Brainerd has been one of the most iconic and electrifying stops on the NHRA tour—known for its passionate fans, legendary Zoo campground, and a racing atmosphere that blends high-speed competition with festival-style energy.

This year, American Rebel Light Beer brings its bold, patriotic spirit to every corner of the event—from the grandstands to Nitro Alley, from the pits to the party. As the exclusive beer sponsor, American Rebel Light will be poured, promoted, and celebrated throughout the weekend , anchoring a full-scale brand activation that includes retail tie-ins, on-site sampling, exclusive merchandise, and the fan-favorite Friday night qualifying session: the American Rebel Light “Battle for the Rebel Axe.”

The Battle for the Rebel Axe: A New Tradition Begins

Friday night at Brainerd International Raceway has always been electric—but this year, it’s supercharged. The American Rebel Light Friday Night “Battle for the Rebel Axe” introduces a new layer of excitement to the 43rd annual Lucas Oil NHRA Nationals. At 6:15 p.m. CT on August 15, the second qualifying session will award the low qualifier in Top Fuel, Funny Car, and Pro Stock with a special cash bonus and a one-of-a-kind trophy: the Rebel Axe.

The Rebel Axe trophy is a fully functional electric cigar box guitar, custom-built in the shape of a 12-pack of American Rebel Light Beer. Branded with sponsor and event logos, the trophy is a nod to Brainerd’s Paul Bunyan heritage and a bold symbol of American Rebel’s unapologetic spirit.

Winners will also ascend to the “Throne of the North”—a custom-built seat made entirely from American Rebel Light cases —where they’ll reign until dethroned or defend their top spot in subsequent sessions.

Bonus Payouts:

● $4,000 for Top Fuel and Funny Car low qualifiers

● $2,000 for Pro Stock low qualifier

“Brainerd has always had its own magic, but Friday’s ‘Battle for the Rebel Axe’ takes it to another level,” said Kristi Copham, owner of Brainerd International Raceway. “With the incredible support of American Rebel Light and Andy Ross, we’re giving fans and racers an unforgettable night of competition, music, and bragging rights.”

Andy Ross - presented by American Rebel Light Beer - Headlines Friday Night at the Zoo

Following qualifying, fans will gather at the Zoom entrance band shell for a full evening of live music, capped by a headline performance from Andy Ross, patriotic rocker and founder of American Rebel. Ross will take the stage at 10:00 p.m., performing fan favorites and patriotic anthems in a high-energy set that celebrates freedom and rock and roll.

“Brainerd is legendary, and Friday night is going to be off the charts,” said Andy Ross, CEO American Rebel Holdings Inc. “When they hand me that microphone, you know I’m firing up the crowd. Between the thundering NHRA racing, the Rebel Axe: Throne of the North, and the music rocking The Zoo, we’re throwing a party that’s 100% pure American Rebel. I can’t wait to raise a cold American Rebel Light with every fan out there. Time to Rebel Up!”

American Rebel Light - Primary Race Sponsors of Tony Stewart and Matt Hagan

●	Tony Stewart – Driver of the American Rebel Beer Dodge//SRT Top Fuel Dragster

“I think Brainerd is the perfect place to have American Rebel Light. In my opinion, it’s the best race of the year and it has the best parties. The fans are amazing there, so it’s my favorite stop on the tour. I think it’s great that American Rebel is going to be there and that Andy Ross is going to be playing with his band. It’s going to be an awesome weekend.”

●	Matt Hagan – Driver of the American Rebel Beer Dodge//SRT Hellcat Funny Car

“Andy Ross and all the folks from American Rebel are great. They’ve been very excited to be represented on the car the last couple years. Overall, they are salt of the earth people and good guys that are excited to be in drag racing. They’ve recently expanded to dirt racing, so it’s nice to see their involvement in motorsports. I would love nothing more than to win another championship with those guys. I think there will be a lot of American Rebel Beer drank in the Zoo at Brainerd. Andy will be playing for the FOX broadcast in the Zoo, so that’s huge. The weather is usually great there and we can lay down some fast numbers. I’m excited to get after it.”

NHRA Brainerd Weekend Activation Highlights for American Rebel Light Beer

American Rebel Light Beer’s presence at Brainerd is more than just a sponsorship—it’s a full-throttle brand experience designed to drive trial, build loyalty, and convert motorsports fans into lifetime patriotic customers:

● Official beer sponsor of the 43rd annual Lucas Oil NHRA Nationals

● Title sponsorship of Friday night qualifying: the American Rebel Light “Battle for the Rebel Axe”

● Rebel Axe trophy awarded to top qualifiers in Top Fuel, Funny Car, and Pro Stock

● “Throne of the North” built from American Rebel Light cases for top qualifiers

● Primary Sponsors of Tony Stewart and Matt Hagan

● Live music activation featuring Andy Ross at the Zoom entrance band shell

● On-site sampling, exclusive merchandise, and high-visibility retail tie-ins

● Expanded retail presence across the Brainerd Lakes region and central Minnesota

Television Coverage – NHRA Brainerd Nationals

● Friday, August 15 – Qualifying coverage on FS1 at 10:00 p.m. ET

● Saturday, August 16 – Qualifying coverage on FS1 at 7:00 p.m. ET

● Sunday, August 17 – Final eliminations broadcast on FOX at 3:00 p.m. ET

“This event is everything American Rebel Light stands for—bold, proud, and unforgettable,” said Todd Porter, President of American Rebel Beverage. “American Rebel Light Beer is thrilled to bring the ‘Battle for the Rebel Axe’ to Brainerd and give fans a night and a Patriotic Beer they’ll be talking about all season.”

Why NHRA Brainerd Is a Strategic Win for American Rebel Light Beer

● High-impact motorsports audience with deep brand affinity

● Cultural alignment with American Rebel’s patriotic, freedom-first identity

● Strong regional beer consumption and retail infrastructure

● Recurring event touchpoints to deepen engagement and drive velocity

● Launch timed to coincide with American Rebel’s Minnesota distribution rollout via C&L Distributing

American Rebel Light Beer isn’t just showing up in Brainerd—it’s taking over. With boots on the ground, cans in hand, and the Stars and Stripes flying high, America’s Fastest Growing Beer is charging full throttle toward becoming the #1 domestic light beer in the country. From Nashville to the North, this is more than a launch—it’s a patriotic takeover.

About American Rebel Holdings, Inc. (NASDAQ: AREB)

American Rebel began as a designer and marketer of branded safes and personal security products and has since grown into a diversified patriotic lifestyle company with offerings in beer, branded safes, apparel, and accessories. With the introduction of American Rebel Light Beer, the company is now making waves in the beverage space. Learn more at American Rebel Beer

Watch the American Rebel Story as told by our CEO Andy Ross: The American Rebel Story

About American Rebel Light Beer

American Rebel Light is more than just a beer – it’s a celebration of freedom, passion, and quality. Brewed with care and precision, our light beer delivers a refreshing taste that’s perfect for every occasion. Since its launch in September 2024, American Rebel Light Beer has rolled out in Tennessee, Connecticut, Kansas, Kentucky, Ohio, Iowa, Missouri, North Carolina, Florida, Indiana, Virginia, Mississippi and now, Minnesota.

For more information about the launch events and the availability of American Rebel Beer, please visit American Rebel Beer or follow us on social media platforms @AmericanRebelBeer.

Rebel Light is a Premium Domestic Light Lager Beer – all-natural, crisp, clean and bold with a lighter feel. At approximately 100 calories, 3.2 carbohydrates, and 4.3% alcoholic content per 12 oz serving, it delivers a lighter option for those who love great beer but prefer a more balanced lifestyle. It’s brewed without added supplements and doesn’t contain corn, rice, or other sweeteners typically found in mass-produced beers.

Media Inquiries

Matt Sheldon

Matt@Precisionpr.co

917-280-7329

Distribution Opportunities

Todd Porter

President, American Rebel Beverage

tporter@americanrebelbeer.com

Investor Relations

ir@americanrebelbeer.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. American Rebel Holdings, Inc. (NASDAQ: AREB; AREBW) (the “Company,” “American Rebel,” “we,” “our” or “us”) desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “forecasts,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements primarily on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. Important factors that could cause actual results to differ from those in the forward-looking statements include benefits of our continued sponsorship of high profile events, success and availability of the promotional activities, our ability to effectively execute our business plan, and the Risk Factors contained within our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2024 and our Quarterly Report on Form 10-Q for the three months ended June 30, 2025. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.